News
Release

NORTHGATE MINERALS CORPORATION
Stock Symbols: TSX: NGX, AMEX: NXG
Website: www.northgateminerals.com

COURT OF APPEAL OF BRITISH COLUMBIA TO HEAR APPEAL OF INJUNCTION

VANCOUVER, July 3, 2006 Northgate Minerals Corporation ("Northgate" TSX: NGX, AMEX: NXG) announced today that the British Columbia Court of Appeal will expedite the hearing of an appeal of the decision of the British Columbia Supreme Court which enjoined Northgate from proceeding with its offer to purchase all of the outstanding common shares of Aurizon Minerals Ltd. ("Aurizon"). The Court of Appeal ordered that the appeal be heard on July 6, 2006.

The ruling to enjoin the offer has been partially stayed pending the appeal in order to allow Northgate to keep the bid open and to extend the offer. Northgate intends to extend its offer for a period to permit the appeal to be heard.

Note to Shareholders:

This news release does not constitute an offer to buy or an invitation to sell, or the solicitation of an offer to buy or invitation to sell, any of the securities of Northgate or Aurizon Mines Ltd. Such an offer to purchase securities of Aurizon may only be made pursuant to an offer and take-over bid circular filed with the securities regulatory authorities in Canada. On June 1, 2006 Northgate filed an offer and take-over bid circular with Canadian provincial securities regulators in order to commence its previously announced offer to purchase all of the outstanding common shares of Aurizon. Northgate also filed with the US Securities and Exchange Commission a Registration Statement on Form F-8 as well as a Schedule 14D-1F tender offer statement both of which include the offer and take-over bid circular, Investors and security holders are urged to read the offer and take-over bid circular regarding the proposed business combination transaction with Aurizon because they contain important information. Investors may obtain a free copy of the offer and take-over bid circular and other documents filed by Northgate with the Canadian provincial securities regulators on SEDAR at www.sedar.com, and with the SEC at the SEC's website at www.sec.gov. The offer and take-over bid circular and these other documents may also be obtained for free on Northgate's website or by directing a request to Northgate.

Forward-Looking Statements

Certain information included herein, including any information as to Northgate's future financial or operating performance and other statements that express management's expectations or estimates of future performance, constitute "forward-looking statements". The words "expect", "will", "intend", "estimate" and similar expressions identify forward-looking statements. Forward-looking statements including but not limited to the price of gold, the timing and amount of estimated future production, costs of production, capital expenditures, reserve determination, costs and timing of the development of new deposits, Northgate's hedging practices, permitting time lines, and the timing and possible outcome of pending litigation are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Northgate cautions the readers that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of Northgate to be materially different from Northgate's estimated future results, performance or achievements expressed or implied by those forward looking statements and the forward-looking statements are not guarantees of future performance.

For further information, please contact:
Mr. Ken G. Stowe	Mr. Ewan Mason
President and Chief Executive Officer	Managing Director and Head of Global Mining
416-216-2772	Investment Banking - TD Securities Inc.
416-308-3099

Press Release - Appeal